AMENDMENT MR

07008272

OMB APPROVAL

OMB Number: 3235-0123

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER 8-45054

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2006 AND ENDING MARCH 31, 2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INVESTORS CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.
30613

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 BROADWAY EAST LYNNFIELD MA 01940
(City) (state) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY B MURPHY, PRESIDENT 800-949-1422
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP

53 State Street BOSTON MA 02109
(Address) (City) (state) (Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2)

SEC 1410 (3-91) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I TIMOTHY B MURPHY swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTORS CAPITAL CORPORATION, INC. as of MARCH 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public



SUSAN M. MALATESTA
Notary Public
Commonwealth of Massachusetts
My Commission Expires
January 10, 2008

This report** contains (check all applicable boxes):

[X] (a) Facing page
[ ] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


INVESTORS
CAPITAL

INVESTORS CAPITAL CORPORATION

BY OVERNIGHT MAIL

SECURITIES AND EXCHANGE COMMISSION
JUL 1 6 2007
DIVISION OF MARKET REGULATION

July 12, 2007

John A. Cogswell
Supervisor of Examiners
NASD, Boston District Office
99 High Street, 9th Floor
Boston, MA 02108

Re: June 28, 2007 Correspondence / SEC Rule 17a-5(d)

Dear Mr. Cogswell:

I am in receipt of your above referenced letter and provide in response the following reconciliation and explanation of the noted difference of $115,331 between Investors Capital's unaudited FOCUS Part IIA dated March 31, 2007 and the June 28, 2007 annual filing of audited financial statements.

The difference is attributable to post March 31, 2007 audited adjustments to our financial statements. Although submitted to our auditors for inclusion in our audited year end financials, the difference was not considered material enough to warrant explanation through a broken out detailed analysis. Additionally, our auditors had historically utilized this presentation format with its other broker dealer clients without regulatory comment.

Investors Capital initially reported net capital of $1,170,032.24 for the period ended March 31, 2007. Audit adjustments, specifically trail related blotter adjustment of $17,941.34 and accrued liabilities comprised of $256,401.67 in commission payables and legal accruals of $166,904.37 offset in part by an additional blotter receivable of $307,861.44 and income tax adjustments amounting to $18,054.45 resulted in a reduction in net capital of $115,331.49.

I have included a completed Form X-17A-5 Part III Facing Page with this correspondence and will include, as necessary, a detailed schedule of audited adjustments with future audited reports.

Sincerely,

Timothy B. Murphy
President, Investors Capital Corporation

230 BROADWAY, LYNNFIELD, MA 01940-2320

NATIONAL 1-800-949-1422 FAX 781-593-9464

MEMBER NASD SIPC



Enclosure (Facing page)

cc. SEC Regional Office - Boston
SEC – Washington, D.C.

END